Exhibit 99.1

Prenetics Announces Dr. Bayju Thakar as Chief Executive Officer of Prenetics EMEA

LONDON AND HONG KONG, January 19, 2023 – Prenetics Global Limited (NASDAQ: PRE) a leader in genomic and diagnostic testing, today announced an executive leadership change to ensure the company realizes the full potential of its broad genetics and digital testing platform and as a commitment to the EMEA market. To be effective immediately, Dr. Bayju Thakar is appointed as CEO and shall join the board of directors for Prenetics EMEA Limited (“Prenetics EMEA”), a wholly owned subsidiary of Prenetics Global Limited.

“Prenetics has strong ambitions in the UK and EMEA markets. They are highly complex healthcare markets, which require very specific domain expertise and networks to thrive. Bayju understands the healthcare system dynamics incredibly well and is the ideal leader to significantly grow our EMEA business, creating value for all stakeholders. I am delighted to welcome Bayju Thakar as CEO of Prenetics EMEA. Bayju’s vast digital health, medical, and operating experience as co-founder and ex-CEO of Doctor Care Anywhere, UK’s largest telehealth primary care business with more than 2 million lives, will help Prenetics Global build a leading modern health ecosystem in EMEA and globally”, said Danny Yeung, Chief Executive Officer of Prenetics Global Limited.

Dr. Bayju Thakar, Chief Executive Officer, EMEA said “I am honored to take on the EMEA CEO role and lead Prenetics forward at this important inflection point. I look forward in partnering with Danny to build upon our strong foundation and further position Prenetics as a leader in healthcare. The expertise of our team and Prenetics’ strong balance sheet will enable us to pursue both organic and inorganic growth across a number of major healthcare opportunities, including primary and secondary care clinical services, IVF / fertility, and personalized cancer diagnostics.

Dr. Bayju Thakar Biography

Dr. Thakar has more than 20 years of healthcare and digital health, M&A, strategic partnerships and board experience. Most recently, Dr. Thakar served as Co-Founder and former CEO of Doctor Care Anywhere Group PLC, UK’s largest telehealth primary care business with more than 2 million lives under coverage. Dr. Thakar trained as a medical doctor at King’s College, London, and then practised in both General and Emergency medicine before a move to consulting at McKinsey & Company.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostic and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Consumer Health, Clinical Care and Medical & Cancer Genomics — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across nine locations, including The United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, visit www.prenetics.com.

Investor Relations Contact:

investors@prenetics.com

ICR Westwicke:
Caroline Corner	+415 202 5678	Email: caroline.corner@westwicke.com

Media contact:
Strategic Public Relations Group
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms of other similar expressions. Forward-looking statements are based on Prenetics’ expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to: Prenetics’ ability to execute its strategies, manage growth and maintain its corporate culture as it grows; the regulatory environment and changes in laws, regulations, or policies in which Prenetics operates; Prenetics’ ability to successfully compete in highly competitive industries and markets; Prenetics’ ability to continue to adjust its offerings to meet market demand; Prenetics ability to attract customers to choose its products and services and grow its ecosystem; political instability in the jurisdictions in which Prenetics operates; and the overall economic environment and general market and economic conditions in the jurisdictions in which Prenetics operates. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties included in Prenetics’ filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

Forward-looking statements speak only as of the date they are made. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.